                                 ALSTON&BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

STEVEN L. POTTLE       DIRECT DIAL: 404-881-7554      E-MAIL: SPOTTLE@ALSTON.COM

                                  June 28, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Accredo Health, Incorporated
                  Form 10-K for the Fiscal Year Ended June 30, 2004 (2004 10-K) File No. 000-25769

Dear Mr. Rosenberg:

         This letter responds to questions the Staff raised with Accredo Health, Incorporated ("Accredo," the "Company," "we" or "our") during oral discussions following Accredo's letter of June 2, 2005 responding to the Staff's letter dated May 10, 2005 with regard to the above filing. In the context of this response, we refer to our letter of June 2, 2005 as the "Prior Response Letter."

         This letter first sets forth the Company's understanding of the Staff's comments raised during our discussions followed by the Company's response thereto.

         1. Comment. The Staff has requested that the Company provide disclosure in its 2004 10-K addressing the factors of Paragraph 51(b) of SFAS 141.

                  Response. The Company has filed an amendment to its 2004 10-K with modified disclosure under the caption "Business Acquisitions" (pages F-11 through F-14) in response to this comment.

         2. Comment. The Staff has requested that the Company provide disclosure in its 2004 10-K addressing the benefits realized from acquired goodwill and company-specific synergies that are not separately identifiable intangible assets.

   Bank of America Plaza         90 Park Avenue         3201 Beechleaf Court,    601 Pennsylvania Avenue,
  101 South Tryon Street,      New York, NY 10016             Suite 600                    N.W.
         Suite 4000               212-210-9400         Raleigh, NC 27604-1062   North Building, 10th Floor
  Charlotte, NC 28280-4000     Fax: 212-210-9444            919-862-2200        Washington, DC 20004-2601
        704-444-1000                                      Fax: 919-862-2260            202-756-3300
     Fax: 704-444-1111                                                              Fax: 202-756-3333

Mr. Jim B. Rosenberg
June 28, 2005
Page 2

                  Response. The Company has filed an amendment to its 2004 10-K with modified disclosure under the caption "Acquisition" (page 34) in response to this comment.

         3. Comment. The Staff has requested that the Company provide disclosure in its 2004 10-K concerning why the Company did not allocate purchase price to certain acquired intangible assets that are separately identifiable.

                  Response. The Company has filed an amendment to its 2004 10-K with modified disclosure under the caption "Business Acquisitions" (pages F-11 through F-14) in response to this comment.

         4. Comment. The Staff has requested that the Company provide an income stream analysis to the acquired patient base in our acquisitions of Pharmacare Resources, Inc., BioPartners In Care, Inc. and the SPS Division of Gentiva Health Services, Inc., each of which pre-dated the effective date of EITF No. 02-17. Based on the Staff's understanding of the Company's facts and circumstances, the Staff has advised the Company that the Staff will not object if such analysis does not include expectations of renewals and other benefits concerning such patient relationships.

                  Response. As indicated in the Prior Response Letter, when assigning fair value to acquired patient relationships, the Company calculated fair value based on its historical per patient cost of identifying and bringing a patient on service. Of the three general methodologies for estimating fair value (cost, market, and income), the Company selected the cost method for the reasons provided in the Prior Response Letter. The Staff has requested the Company to provide evidence as to whether the measurement of fair value using an income method would have provided a consistent measure of fair value compared to the cost method.

         In performing a measure of fair value using an income method, a key determination is whether to include any effects of expected renewals or other benefits related to the acquired patient relationships. In calculating fair value using this alternative methodology, the Company concluded that it is reasonable to use assumptions determined to be acceptable at the time of the acquisition, specifically that it is not necessary to consider the potential effect of renewals or other benefits in the calculation since the interpretative guidance related to inclusion of such items was not issued and effective until October 2002 in the form of EITF 02-17. Based on the Staff's understanding of the Company's facts and circumstances, the Company understands that the Staff does not object to this approach regarding assumptions.

         In developing a future cash flow model necessary to apply an income method, certain additional key assumption were necessary. Those additional key assumptions included the following:

         o The income from a patient relationship should be limited to the remaining life of the prescription written by the patients' physician. The Company has attached

Mr. Jim B. Rosenberg
June 28, 2005
Page 3


hereto as Appendix A statutes from certain state agencies confirming that in many states a prescription is limited to one year. Accordingly, the Company determined that a prescription life of one year was a reasonable assumption as the maximum life for a prescription generated from a patient relationship that was in existence at the time of the acquisition. The Company notes that it did not reduce this one year period to take into consideration prescriptions that as written were limited to a period of less than one year or patients that elected to either not fill their prescriptions or who elected to obtain services from an alternative provider.

         o As of the time of each of the transactions in question, the Company also determined that it is a reasonable assumption that the patient relationships had a consistent mix of aged prescriptions such that the patient relationships on average had six months of refills remaining under the base of prescriptions in place at closing. Therefore, the Company determined that six months was a reasonable assumption for the actual time period over which income from a patient would be received assuming no renewals or other benefits.

         The values of the Company's patient relationships from the acquisitions in question determined using the cost method compared to the values determined using the income method are set forth below:

                                   COST METHOD
ACQUIRED COMPANY             (AS ORIGINALLY REPORTED)    INCOME METHOD          DIFFERENCE
----------------             ------------------------    -------------          ----------
Pharmacare, Inc.                    $   617,000           $   620,608           $     3,608

Biopartners in Care, Inc.           $   703,000           $ 1,114,767           $   411,767

SPS Division of Gentiva             $15,163,000           $17,686,892           $ 2,523,892
                                    -----------           -----------           -----------

AGGREGATE                           $16,483,000           $19,422,267           $ 2,939,267

         In order to assist management with the above analysis, the Company's legal counsel engaged an independent third party financial advisor to prepare an analysis that sets forth the fair value of the patient relationships in each of the transactions in question using the aforementioned and other assumptions. The Company believes that this analysis supports the conclusions the Company has reached regarding the impact of applying the income method as compared to the cost method in determining the fair value of its patient relationships.

         The aggregate additional value from the income method as a percentage of total assets was 0.32% and 0.29% as of June 30, 2003 and 2004, respectively. As a percentage of recorded goodwill, net, the aggregate additional value was 0.83% and 0.77% as of June 30, 2003 and 2004, respectively. As part of a SAB 99 analysis of the aggregate additional value for potential effect on the Company's results for each of the periods reported in its 2004 10-K, the Company also analyzed the impact on its net income and

Mr. Jim B. Rosenberg
June 28, 2005
Page 4


basic and diluted earnings per share. Assuming no change in the estimated useful life, the quantitative results of that analysis are as follows:

                           NET INCOME                     BASIC EPS                       DILUTED EPS
     YEAR                (IN THOUSANDS)
     ENDED          AS REPORTED     PROFORMA       AS REPORTED       PROFORMA       AS REPORTED      PROFORMA
     -----          -----------     --------       -----------       --------       -----------      --------
   June 30, 2002      $29,760         $29,717          $0.75           $0.75            $0.73           $0.73

   June 30, 2003      $29,535         $29,176          $0.62           $0.61            $0.61           $0.60

   June 30, 2004      $78,313         $77,954          $1.63           $1.62            $1.60           $1.59

         The Company also evaluated qualitative elements as part of its SAB 99 review and analysis of any potential change to its reported financial results. The Company noted that the differences in value did not arise from an item capable of precise measurement. Additionally, the Company concluded that the differences in value of the patient relationships using the two methods would not have had a material impact on the Company's compliance with any regulatory requirements, loan covenants or other contractual requirements; nor would the difference conceal any unlawful transaction or hide or conceal a failure to meet analysts' consensus expectations for operating results. The Company further determined that there were no other qualitative factors related to the difference that a reasonable user of the financial statements would consider material.

         In all cases, the Company concluded from each element that it analyzed that the impact of the aggregate difference between the two estimates of the value of patient relationships using the cost and income stream method, if recorded, would not have had a material impact on the Company's financial position or statement of operations. Furthermore, the difference, if recorded, would have no impact on the Company's cash flows for the reported periods included in the 2004 10-K.

         The Company also considered the potential impact on its determination of the fair value of patient relationships in its acquisition of Alpha Therapeutics Services, Inc. (ATS) from using an income method as opposed to its historical cost method. The Company acknowledges that its ATS acquisition occurred after the effective date of EITF 02-17 and, accordingly, that an income stream method should address assumptions about renewals and other benefits as contemplated by EITF 02-17. In considering the best and most efficient way to address valuation of the acquired ATS patient base, the Company noted two recent and similar acquisitions (and to which EITF 02-17 is applicable) in which the acquiror allocated a portion of the purchase to the patient base and analyzed that allocation as a percentage of recorded or proposed goodwill. In each of these instances, the patient base as a percentage of goodwill was approximately 14%. In an effort to assess quickly any materiality from the difference in approach, the Company analyzed the difference in value to the ATS patient base that would result from applying the same percentage to total goodwill in the ATS acquisition. Using the amortization period for these patient relationships of 14 years (the shortest life used in the precedent

Mr. Jim B. Rosenberg
June 28, 2005
Page 5

transactions) and using the 150% double declining balance method of amortization, the following represents the quantitative results of this comparison:

                           NET INCOME                     BASIC EPS                       DILUTED EPS
      YEAR               (IN THOUSANDS)
     ENDED          AS REPORTED     PROFORMA       AS REPORTED       PROFORMA       AS REPORTED      PROFORMA
     -----          -----------     --------       -----------       --------       -----------      --------
June 30, 2004         $78,313         $78,154          $1.63           $1.62            $1.60           $1.59

         The following is the aggregate effect of the differences from both the ATS acquisition and the acquisitions discussed above that occurred prior to the effective date of EITF 02-17:

                           NET INCOME                     BASIC EPS                       DILUTED EPS
      YEAR               (IN THOUSANDS)
     ENDED          AS REPORTED     PROFORMA       AS REPORTED       PROFORMA       AS REPORTED      PROFORMA
     -----          -----------     --------       -----------       --------       -----------      --------
June 30, 2004         $78,313         $77,795          $1.63           $1.62            $1.60           $1.59

         In addition, the Company performed a broad based sensitivity analysis of the potential impact by allocating a range of between 30% and 50% of the total intangible asset value of $31.4 million in the ATS transaction to the value of the ATS patient base. The results of this analysis indicated that the potential impact of using even a 50% assumption would not have produced a material effect on either the Company's financial position or results of operations for the year ended June 30, 2004 and would have had no impact on the Company's cash flows. The following illustrates the immaterial impact of the 50% assumption on EPS:

                           NET INCOME                     BASIC EPS                       DILUTED EPS
      YEAR               (IN THOUSANDS)
     ENDED          AS REPORTED     PROFORMA       AS REPORTED       PROFORMA       AS REPORTED      PROFORMA
     -----          -----------     --------       -----------       --------       -----------      --------
June 30, 2004         $78,313         $77,858          $1.63           $1.62            $1.60           $1.59

         The Company also evaluated qualitative elements as part of its SAB 99 review of any possible change to its ATS allocation. The Company noted that the differences in value did not arise from an item capable of precise measurement. Additionally, the Company concluded that the differences in value of the patient relationships using the two methods in the ATS acquisition would not have had a material impact on the Company's compliance with any regulatory requirement, loan covenants or other contractual requirements; nor would the difference conceal any unlawful transaction or hide or conceal a failure to meet analysts' consensus expectations for operating results. The Company further determined that there were no other qualitative factors related to the difference that a reasonable user of the financial statements would consider material.

Mr. Jim B. Rosenberg
June 28, 2005
Page 6


         5. Comment. With respect to the Company's response to comments 6(c) through (g) of the Prior Response Letter, where the Company has made determinations that certain separately identifiable intangible assets are immaterial, the Staff has requested the Company to discuss any quantitative analyses it may have performed and to indicate whether it obtained any third-party valuations.

                  Response. As noted in the Prior Response Letter, for each of the transactions in question the Company analyzed the acquired intangible assets for recognition apart from goodwill in accordance with APB 16 and then with the guidance outlined in SFAS 141, Par 39. In doing so, the Company first identified those intangible assets that arose from legal or contractual rights obtained as part of that acquisition. The Company also identified those intangible assets obtained as part of the business combination that were capable of being separated or divided from the acquired entity and "sold, transferred, licensed, rented or exchanged." After completing this process, the two types of intangible assets that were identified as falling into one of these two categories (other than the patient relationships) were the manufacturer and payor contracts and the trade names.

         Upon determining that the manufacturer and payor contracts met the contractual-legal criterion outlined in SFAS 141, Par. A10, the Company analyzed the "fair value" (as defined in Statement 141 Par F.1) of these contracts and determined the "fair value" to be immaterial. The Company has discussed the qualitative factors for reaching its immateriality conclusion in Response 6(c) of the Prior Response Letter and in the response to Comment 6 of this letter. In order to support this conclusion from a quantitative perspective, the Company did not believe it was necessary to obtain a separate third party valuation for two reasons. First, the Company believed that the qualitative factors strongly supported the conclusion that these manufacturer and payor contracts were immaterial. Second, from a quantitative perspective, the Company believed that the manufacturer and payor contracts had no value apart from the value already allocated to the patient relationships. The Company only had one stream of income coming from the sale of products and services to the acquired patient base. Accordingly, to the extent the value of this income stream was already allocated to the patient base the Company determined that there was no additional value available for allocation to the manufacturer and payor contracts.

         As discussed in Response 6(f) of the Prior Response Letter, the Company reached the conclusion that the acquired trade names met the contractual-legal criterion in SFAS 141, Par. 39. As a result, the Company performed an analysis and determined the "fair value" of the acquired trade names to be immaterial. The Company replaced the acquired trade names with Accredo trade names for all marketing, managed care contracting and external communications. Because the Company did not use the acquired trade names for these purposes and because the Company determined it would not expend material amounts, if any, to defend against the external use of such trade names, the Company believed the acquired trade names had no material value. Thus, the Company did not

Mr. Jim B. Rosenberg
June 28, 2005
Page 7


believe it was necessary to conduct any further quantitative analysis regarding the fair value of the trade names, including engaging a third party valuation firm.

         6. Comment. With respect to the Company's response to comment 6(c) of the Prior Response Letter, the Staff has requested the Company to reassess its analysis disregarding any specific consideration that acquired manufacturer and payor contracts overlapped with the Company's pre-existing manufacturer and payor contracts.

                  Response. Notwithstanding the presence of these pre-existing relationships with manufacturers and payors, the Company does not believe the value of these manufacturer or payor relationships to be material for the additional reasons set forth in the Prior Response Letter. To elaborate on those reasons, the acquired agreements (i) were at or below market terms based on management's experience in negotiating similar contracts, (ii) were short term,
(iii) were cancelable on short notice, and (iv) were generic in nature without exclusivity or preferred terms. Furthermore, the Company noted no other conditions similar to those described in paragraph B173 of SFAS 141 evidencing value of more than a negligible amount. Unlike the contracts discussed in paragraph B173, the manufacturer and payor contracts in question are not ones typically bought and sold in exchange transactions apart from an ongoing business because of the short term, cancelable nature of the contract and because they would carry no meaningful right or expectation of continuing patient relationships. Nevertheless, to the extent value can be assigned to such contracts, the Company does not believe that such arrangements would have value apart from that already included in its fair value determination of patient base because the Company only had one stream of revenue and income derived from the sale of products and services to the acquired patient relationships. Therefore, to the extent the value of this income stream was already allocated to the patient base, there was no additional value available for allocation to the manufacturer and payor contracts.

         7. Comment. The Staff has requested the Company to address whether the separately identifiable assets discussed in the Company's response to comments 6(c) through (g) of the Prior Response Letter are material in the aggregate.

                  Response. As noted in the responses to comments 5 and 6 of this letter, the Company evaluated the "fair value" of the separately identified assets discussed in the response to the Staff's comments 6(c) through 6 (g) in the Prior Response Letter. The Company does not consider any of these identified assets that have not been recorded on the Company's financial statements to be material either individually or in the aggregate.

         8. Comment. The Staff has requested the Company to discuss why its patient relationships should not be characterized as contractual rights.

                  Response. In order to understand the Company's assertion that its patient relationships should not be characterized as contractual rights, it is important to understand the process by which patients select the Company to provide products and

Mr. Jim B. Rosenberg
June 28, 2005
Page 8


services and the nature of the relationship between the Company and its patients. Each patient served by the Company first receives a prescription from a physician. The patient has the right to select any pharmacy or other provider to fill the prescription. None of the Company's patients are required either contractually or otherwise to select the Company to fill their prescriptions. In some instances, the Company may be one of many providers chosen by the patient's insurance carrier as a designated provider of the products or services required to fill the patient's prescription. However, in no instance is the Company the exclusive provider for any payor and there is no obligation for the patient to select a designated provider or to choose the Company over any other designated provider.

         If a patient selects the Company to fill a prescription, the patient communicates his or her request to the Company. Upon receipt of the request, the Company verifies the prescription, obtains any information or authorizations necessary for the Company to be paid for its products and services and then fills the prescription. When the Company fills the patient's prescription it does not enter into any contract or other arrangement with the patient or any payor to fill any future prescriptions or to provide refills under any outstanding prescriptions. At all times each patient has the option of selecting another provider to fill their future prescriptions or to provide refills. Further, there is no obligation on the part of the Company to the patient or any payor (or any other party) to fill any future prescriptions, to provide refills under an outstanding prescription or to offer any additional services for the patient. The term "contract" is defined as follows in the second Restatements of
Contracts: "[a] contract is a promise or set of promises for the breach of which the law gives a remedy, or the performance of which the law in some way recognizes a duty." As indicated, neither the Company nor any of its patients have made any promises or commitments to any party with respect to future prescriptions, refills or services. Accordingly, no promises have been made by the Company (including to any payor or manufacturer) or its patients upon which the law would provide a remedy. Further, the relationship between the Company and its patients does not establish a duty on either party that would require future performance. In short, the Company can decline to fill any prescription or refill thereof and a patient can at any time elect to cease using the Company as his or her pharmacy. For these reasons, the Company does not believe that its patient relationships should be characterized as contractual rights.

         9. Comment. The Staff has requested the Company to discuss why its payor relationships should not be characterized as customer relationships.

                  Response. All of the acquired businesses described in Footnote 3 of the consolidated financial statements in the 2004 10-K were licensed retail pharmacies. The Company considered the relationship with the patient base in each of these acquisitions to be one of value and has separately identified and determined the fair value of that intangible asset. The patient also has a relationship with the payor providing the terms and conditions by which the patient will pay premiums to the payor and by which the payor will adjudicate and pay for health care products and services on behalf of the patient. The payor, in most cases, requires the provider of those services to enter into an

Mr. Jim B. Rosenberg
June 28, 2005
Page 9


agreement with that payor that outlines the terms, conditions, billing procedures and reimbursement rates that it has agreed to administer and to provide on behalf of the patient. The Company does not believe that its relationships with the patients' payors are customer relationships because neither party purchases or sells goods or services to the other. Instead, the payors generally stand in the posture of an indemnity insurer for the Company's patients arranging for contractually obligated payments on the patients' behalf regardless which pharmacy the patient selects. A patient can choose to remain with the Company while changing payors or chose to switch to another pharmacy while remaining with an existing payor. Furthermore, to the extent value could be assigned to payor relationships, the Company does not consider the payor relationships to have value apart from that already included in its fair value determination of patient base because the Company only had one stream of revenue and income derived from the sale of products and services to the acquired patient base. Therefore, to the extent the value of this income stream was already allocated to the patient relationships, there was no additional value available for allocation to the manufacturer and payor contracts.

         10. Comment. The Staff has inquired whether backlog was acquired in any of the acquisitions and, if so, how it accounted for any backlog.

                  Response. As part of each of the acquisitions outlined in Footnote 3 of the consolidated financial statements in the 2004 10-K, the Company acquired active prescriptions for the patient's being served that had remaining refill capacity. The discounted cash flow model provided by the Company for each of these acquisitions takes into consideration the potential for those prescriptions to be refilled following acquisition. Accordingly, the fair value of the patient base includes the value of the "backlog" of active patient prescriptions that were refilled following acquisition.

         Please do not hesitate to contact the undersigned at 404.881.7554 or Peter C. November, Esq. at 404.881.7872 should you have any questions concerning the foregoing.

                                                      Sincerely,

                                                      /s/ Steven L. Pottle

                                                      Steven L. Pottle

ATL01/11969964v9

cc:      Mr. Joel R. Kimbrough, Accredo Health, Incorporated
         Thomas W. Bell, Jr., Esq., Accredo Health, Incorporated

                                   APPENDIX A

     Sample State Statutes Limiting Prescriptions and/or Refills to One Year

Arizona
Ariz. Rev. Stat. Section 32-1968 (2005)

A prescription order shall not be renewed if it is either:

1. Ordered by the prescriber not to be renewed.

2. More than one year since it was originally ordered.

Florida
Fla. Admin. Code Ann. r. 64B16-28.114

No prescription may be filled or refilled in excess of one (1) year from the date the original prescription was written. No prescription for a controlled substance listed in Schedule II may be refilled. No prescription for a controlled substance listed in Schedules III, IV, or V may be filled or refilled more than five times within a period of six (6) months after the date on which the prescription was written.

Indiana
IC 25-26-13-25

A prescription is valid for not more than one (1) year after the original date of issue.

Kansas
KS PracAct 65-1637.

If a prescription order contains a statement that during any particular time the prescription may be refilled at will, there shall be no limitation as to the number of times that such prescription may be refilled except that it may not be refilled after the expiration of the time specified or one year after the prescription was originally issued, whichever occurs first, except that a prescription may be refilled after such a one-year period if in the opinion of the prescriber continued renewal of the prescription does not present a medical risk to the patient.

Nebraska
71-1,146.01

All medical orders shall be valid for the period stated in the medical order, except that (a) if the medical order is for a controlled substance listed in section 28-405, such period shall not exceed six months from the date of issuance at which time the medical order shall expire and (b) if the medical order is for a drug or device which is not a controlled substance listed in section 28-405 or is an order issued by a practitioner for pharmaceutical care, such period shall not exceed twelve months from the date of issuance at which time the medical order shall expire.

New Jersey
N.J. Admin. Code tit. 13 Section 39-7.3

A prescription for medication or devices which pursuant to State or Federal law may be sold, dispensed or furnished only upon prescription, shall not be renewed without specific authorization of the prescriber, and the prescription may not be refilled after one year from the date of original prescription.

Tennessee
TN BReg 1140-3-.03.

If a prescription contains a statement that during any particular time it may be refilled at will, the order shall be refilled in strict conformity to dosage directions, with the exception that it may not be refilled after the expiration of the time specified or one (1) year from the date the order was originally issued or dispensed, whichever comes first.